EXHIBIT 23.01



INDEPENDENT AUDITORS' CONSENT



We consent to the use in the Registration Statements for Morgan Stanley Dean Witter Charter Graham L.P., Morgan Stanley Dean Witter Charter Millburn L.P., and Morgan Stanley Dean Witter Charter Welton L.P., (collectively, the "Partnerships") of our report dated July 13, 1999 relating to the statements of financial condition of the Partnerships as of January 31, 1999. We also consent to the use of our report dated January 11, 1999 (September 24, 1999 as to Note
6) relating to the statements of financial condition of Demeter Management Corporation as of November 30, 1998 and 1997 appearing in the Prospectus, which is part of such Registration Statements, and to the reference to us under the heading "Experts" in such Prospectus.


/s/ Deloitte & Touche LLP


New York, New York
November 23, 1999